EXHIBIT 99.1

QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED APRIL 30, 2025

QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

T A B L E   O F   C O N T E N T S

1.1	Date	3
1.2	Overview	3
1.3	Selected Annual Information	23
1.4	Summary of Quarterly Results	25
1.5	Results of Operations and Financial Condition	25
1.6	Liquidity	26
1.7	Capital Resources	27
1.8	Off-Balance Sheet Arrangements	27
1.9	Transactions with Related Parties	27
1.10	Fourth Quarter	28
1.11	Proposed Transactions	28
1.12	Critical Accounting Estimates	28
1.13	Changes in Accounting Policies including Initial Adoption	29
1.14	Financial Instruments and Risk Management	29
1.15	Other MD&A Requirements	29
1.16	Risk Factors	31

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

1.1 Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") for the year ended July 31, 2024 and the unaudited interim condensed financial statements for the three and nine months ended April 30, 2025, as publicly filed under the Company’s profile on Sedarplus at www.sedarplus.ca. All dollar amounts herein are expressed in Canadian dollars, unless otherwise specified.

The Company reports in accordance with International Financial Reporting Standards ("IFRS") and the following disclosure, and associated financial statements, are presented in accordance with IFRS. All comparative information provided is in accordance with IFRS.

This MD&A is prepared as of June 17, 2025.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements.” All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company’s projects will obtain all required environmental and other permits and all land use and other licenses, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition or litigation, exploration and development of properties located within First Nations treaty and asserted territories may affect or be perceived to affect treaty and asserted aboriginal rights and title, which may cause permitting delays or opposition by First Nation communities, changes in laws and government policies regarding mining and natural resource exploration and exploitation, continued ability of the Company to raise necessary capital, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward-looking statements on an on-going basis and updates this information when circumstances require it.

1.2 Overview

The information included in this MD&A relates to Quartz Mountain Resources Ltd. (the “Company”).

The Company focuses on assessing mineral prospects for potential acquisition and exploration in British Columbia, Canada. The Company has acquired three mineral properties.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Other Corporate Information

The Board of Directors consists of the following members: Albert (AI) Basile, Robert Dickinson (Chairman), Trevor Thomas, Matthew Dickinson, and Michael Clark. Management is comprised of Trevor Thomas (Chief Executive Officer and Corporate Secretary) and Sebastian Tang (CFO).

The Company is a reporting issuer in the provinces of British Columbia, Alberta and Ontario.

The Company’s head office is located at 1040 West Georgia Street, 14th Floor, Vancouver, British Columbia, Canada V6E 4H1.

The Company’s common shares were approved for listing on the TSX Venture Exchange under the symbol QZM and certain broker-dealers in the United States make market on the OTC Pink Market under the symbol QZMRF.

Effective May 27, 2020, the Company completed a forward share split (the “Share Split”) on the basis of two additional common shares for every common share outstanding prior to the Share Split. Outstanding warrants were adjusted by the same share split ratio. All references to shares and per share amounts have been retroactively restated to give effect to the Share Split.

On March 2, 2023, the Company’s only wholly owned subsidiaries, QZMG Resources Ltd. and Wavecrest Resources Inc. were dissolved.

1.2.1 Mineral Properties

The following information has been summarized from company files. The disclosure has been reviewed by Farshad Shirmohammad, P.Geo., a qualified person.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Quartz Mountain currently holds the Jake, Maestro and Troy properties located in BC, Canada as shown on the map below.

BC Location Map for Company’s Jake, Maestro and Troy Properties (None of the mines or other projects shown on the map belongs to Quartz Mountain).

Introduction

In British Columbia, the holder of a mineral claim is granted ownership of all subsurface minerals. A Free Miners Certificate is required to stake a new claim or to receive ownership or an interest in an existing claim.

Mineral Titles in British Columbia are acquired and maintained via the Provincial Government’s “Mineral Titles Online” web site, which allows online, map-based claim staking. When a claimholder stakes a new claim, they have ownership of the claim for one year.

To continue to hold the claims after one year a claimholder must perform technical or physical assessment work on the claims and file a report detailing the work and the results or pay cash in lieu of performing assessment work. The cost of the work performed and reported is applied to extend the expiry dates of the claims. The exploration expenditures required to maintain claims is $5/ha per year for years 1 and 2, $10/ha per year for years 3 and 4, $15/ha per year for years 5 and 6, and thereafter $20 per year. If a claimholder elects to pay cash in lieu the cost is twice that of required exploration expenditures.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Jake Property

Property Description

On November 5, 2021, the Company entered into a mineral claims purchase agreement with United Mineral Services Ltd. (“UMS”) to acquire 100% interest in the Jake mineral property consisting of four staked claims (the “Jake Property”) and obtained an additional option to purchase 100% of five adjacent claims owned by Electrum Resource Corporation (“Electrum”), an arm’s length third party.

The Property consists of a block of 14 contiguous mineral claims that cover an area of approximately 6,731 ha. 12 primary mineral claims within the Jake claim block currently have Good To Date (Expiry Date) of December 31, 2034; two recently staked mineral claims (JTC1 and JTC2) have Good To Date of April 30, 2027. All claims’ information are listed in the Table below.

UMS is a private company owned by Robert Dickinson, a controlling shareholder of Quartz Mountain and a non-arm’s-length vendor.

The total cash consideration that the Company was required to pay UMS was $200,000, according to the following schedule: $50,000 immediately on the date of receipt of TSX Venture Exchange conditional approval of this transaction (“TSX-V Approval Date”); $50,000 on or before the date that is six months after the TSX-V Approval Date; $50,000 on or before the date that is twelve months after the TSX-V Approval Date and $50,000 on or before the date that is eighteen months after the TSX-V Approval Date.

The Company was also required to make payments of $125,000 to Electrum in connection with the acquisition of Jake Property. In May 2022, the Company obtained the TSX Venture Exchange approval for this acquisition.

During the year ended July 31, 2023, the Company made all cash payments required and earned 100% interest in Jake Property.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

The five mineral claims previously owned by Electrum are subject to a 2% net smelter return royalty which is capped at $3 million.

597,000
600,000
603,000
606,000
609,000
6,240,000
6,235,000
6,230,000
6,225,000
6,220,000
6,215,000
6,210,000
1112329
1071071
1103630
563877
533778
1044410
1112332
1044434
1048335
1048336
1064586
1077221
1115412
1115413

BRITISH COLUMBIA

Jake Mineral Claims

Legend

☐ Mineral Claims

0 5.08 10.2 km

1: 250,000.00

Copyright/Disclaimer

The material contained in this web site is owned by the Government of British Columbia and protected by copyright law. It may not be reproduced or redistributed without the prior written permission of the Province of British Columbia. To request permission to reproduce all or part of the material on this web site please complete the Copyright Permission Request Form which can be accessed through the Copyright Information Page.

CAUTION: Maps obtained using this site are not designed to assist in navigation. These maps may be generalized and may not reflect current conditions. Uncharted hazards may exist. DO NOT USE THESE MAPS FOR NAVIGATIONAL PURPOSES.

Datum: NAD83

Projection: WGS_1984_Web_Mercator_Auxiliary_Sphere

Key Map of British Columbia

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Jake Property Claims Map.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Jake Property Claims List.

Location and Access

The Jake Property is located 160 km north of Smithers in northwestern BC. Smithers is a hub location for BC Provincial Government services.

The Property, currently only accessible by helicopter, is situated about 14 km southwest of the Valhalla and Suskeena Lodges, located on the Sustut River.

Access, Infrastructures, and Other Mine & Development Projects in the Region.

History

Mineral exploration work on the Jake Property dates back to 1965 and includes mapping, sampling, geophysics, trenching, backpack and diamond drilling, and road building. To date, two deposit target areas – Jake North and Jake South – have been identified. Noteworthy historical exploration work includes:

•	Kennco Exploration (Western) Ltd. (1965): two backpack drill holes totaling 55 m at Jake South.

•	Canadian Superior Exploration Ltd. (1968, 1971-1976): 12 diamond drill holes totaling 1,207 m at Jake North.

•	Cities Services Minerals Corporation (1977): two diamond drill holes totaling 436 m at Jake North, intersected grades of 0.19% Cu and 13-27.43 g/t Ag over 40 m.

•	QPX Minerals Inc. (1987): geological mapping and extensive property wide soil sampling confirmed copper, gold, molybdenum, silver, lead, zinc mineralization at Jake North and Jake South.

•	Teck Corporation (1997-1999): six diamond drill holes totaling 696 m at Jake North, intersecting high-grade silver and gold veins and copper-gold stockworks near intrusive/sediment contacts.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

In the period 2016 through 2020, UMS conducted an aerial magnetic survey and reinterpreted historical geochemical data over the entire Property and conducted geological mapping and sampling over Jake South.

The magnetic target survey was flown at 200 m line spacing and provides excellent detail for interpreting the property geology. Results from the survey show several large magnetic highs, one associated with Cu+Au mineralization intersected in 1999 core drilling at Jake North by Teck Corporation (“Teck”).

At the request of Quartz Mountain Resources Ltd., a Report on the Jake Property was prepared by Charles J. Greig (C.J. Greig & Associates Ltd.) and published in 2022 (“2022 report”), by Charles J. Greig, P.Geo., who conducted an independent evaluation of the Jake Property, which included a site inspection in October 2021.

The 2022 report concluded that “the Jake Property has been shown to host broad areas of alteration and precious and base metals mineralization characteristic of Cu + Au porphyry-type, as well as low-sulphidation epithermal type and Ag-rich polymetallic vein systems”. Further phased exploration programs, comprising geological mapping, geochemical sampling, IP surveys, and diamond drilling was recommended by the author.

The Company completed approximately 8.5 line-km of Induced Polarization (“IP”) survey on Jake’s high-priority targets during in 2022 and has received government approval for a total of 50 core drilling sites, to be developed within the next five years. Positive IP survey results, indicating the presence of a large-scale, near surface sulphide system, open and expanding to depth, were obtained from surveying the Jake porphyry Cu-Au target area.

In 1973 and 1999, historical drill holes, of which the most westerly ones (73-3 and 99-04) ended in porphyry Cu-Au style mineralization, were drilled shallow and outboard from the newly established targets.

Geology

The geology of Jake consists of Upper Jurassic Bowser Lake Group sedimentary rocks that are intersected by a series of north to northeast-trending monzonite dykes of the Tertiary Babine Plutonic Suite. Mineralization at the Jake Property is situated within a prominent gossan measuring 3.75 km long by 1.5 km wide.

Within the gossan is a series of north-northeast trending dyke swarms that intrude into sedimentary rocks. The combination of results from historical and recent work has outlined a broadly altered and mineralized area comprising porphyry-style sulphide disseminations, and quartz-sulphide stockwork veins hosting Cu-Au±Mo mineralization.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Positive IP survey results, indicating the presence of a large-scale, near surface sulphide system, open and expanding to depth, were obtained from surveying the Jake North porphyry Cu-Au target area. In 1973 and 1999, historical drill holes, of which the most westerly ones (73-3 and 99-04) ended in porphyry Cu-Au style mineralization, were drilled shallow and outboard from the newly established targets.

Pronounced Jake Gossan Indicates the Presence of a Large Mineral System.

Recent Work

On January 14, 2025 the Company announced the results of the Company’s, seven-hole, 3,418 meter scout core drilling program, and the discovery of a new copper-gold silver porphyry system.

Drill holes JK24-01 to JK24-04, and JK24-06 were drilled on an angle to vector into the vicinity of a possible concealed copper-gold porphyry system, along with testing epithermal mineralization potentially related to a porphyry centre. Both drillholes JK24-05 and JK24-07 were drilled at a subvertical orientation testing the potential for a concealed copper-gold porphyry system in the centre of concentrically zoned alteration and mineralization.

The discovery of a new copper-gold porphyry system at Jake, was highlighted by drill hole JK24-05, shown in the table below:

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Notes to the table:

Widths reported are drill widths, such that true thicknesses are unknown.

All assay intervals represent length-weighted averages.

Some figures may not sum exactly due to rounding.

Copper equivalent (CuEQ) calculations use metal process prices of: Cu US$4.00/lb, Au US$2000/oz., Ag US$25/oz, and Mo US$15.00/lb, and conceptual recoveries of: Cu 85%, Au 75%, Ag 70% and Mo 82%. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t \* (Au recovery / Cu recovery) \* (Au $ per oz./31.1034768 / Cu $ per lb. \* 22.04623)) + ((Ag g/t \* (Ag recovery / Cu recovery) \* (Ag $ per oz./ 31.1034768 / Cu $ per lb. \* 22.04623)) + ((Mo% \* (Mo recovery / Cu recovery) \* (Mo $ per lb.) / Cu $ per lb.)).

Based on its successful drilling program, Quartz has also acquired a 100% interest in mineral claims capturing an entire new potential BC porphyry copper-gold district surrounding the Jake discovery.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Maestro Property

Property Description

On June 8, 2021, the Company entered into a mineral claims purchase agreement with a third-party vendor to purchase a 100% interest in the nine mineral claims located near Houston, British Columbia. In connection with the acquisition of the Maestro Property, the Company paid $105,000 in cash and issued 1,000,000 common shares of the Company (valued at $210,000).

These claims are subject to a 2.5% NSR which can be bought down to 1.5% for $1.5 million, and this NSR is subject to an annual advance payment of $25,000. There are no required work commitments for these claims as this transaction is a purchase of the mineral claims and not an option.

Another claim was purchased outright from another third-party vendor by the Company for $2,000.

On March 19, 2024, the Company announced it has agreed under two separate transactions, to purchase a 100% interest in each of the Lone Pine Claim (Tenure Number 1106400) and the North Claim (Tenure Number 1047568) (the “Acquisitions”). These two mineral claims total 169 hectares and are located within the Company’s 100% owned Maestro Property located 15km north of the town of Houston, British Columbia.

The Lone Pine mineral claim was purchased from Eagle Plains Resources Ltd., an arms-length vendor, for 750,000 common shares of the Company and a 2% NSR royalty, of which 1.5% can be purchased at any time by payment of $5 million. The shares are subject to a 24-month contractual resale restriction and a further right for the Company to arrange purchasers of the shares in the case of resales after that period. The Lone Pine transaction has been approved by TSX Venture Exchange and closed with the 750,000 common shares of the Company issued on March 20, 2024.

The NORTH mineral claim was purchased from Shawn Merkley, an arms-length vendor, for $24,000, 45,000 common shares of the Company, and a 2% NSR royalty which can be purchased at any time by a payment of $2 million. The transaction has been approved by TSX Venture Exchange and the cash and common shares were settled in three equal installments ($8,000 and 15,000 common shares) over two years with the first installment due upon closing ($8,000 cash payment was paid and 15,000 common shares were issued on March 22, 2024). On March 6, 2025, the cash payments of $16,000 for the second and third instalment were paid and 30,000 common shares were issued on March 12, 2025.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

The Maestro Property consists of a block of 13 contiguous mineral claims. The 13 claims that comprise the Maestro Property cover an area of 2,309.4 ha. All claims are 100% owned by the Company and they are all in good standing until December 31, 2034.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Maestro Property Claims Map.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Maestro Property Claims List.

Location and Infrastructure

The Maestro Property is located in central British Columbia, 15 km north of Houston and 50 km south of Smithers. Highway 16 intersects the western edge of the Property, enabling easy access to nearby infrastructure including airports, railways, and power. The central region of the Property is accessible by numerous drill roads constructed by past operators.

Maestro Property location, access, and infrastructures.

History

The Maestro Property and surrounding area has over 100 years of mineral exploration history dating back to 1914; however, work has only been accurately recorded from the 1960’s onwards and includes mapping, sampling, geophysics, trenching, percussion, and diamond drilling. Most of this work in and surrounding the Property focused on porphyry Mo±Cu mineralization for the Lone Pine Molybdenum Deposit, which lies internal to the Maestro claims.  Because of the focus on the Lone Pine porphyry, the precious metal potential of the surrounding area has not been systematically explored.

Notable historical drilling includes:

•	Molymines Exploration Ltd. (1965-1969): 128 percussion and diamond drill holes totaling 6,381 m at the Lone Pine Deposit and, to a lesser extent, the Prodigy Zone.

•	Granby Mining Corp. (1976-1978): 22 drill holes totaling 2,160 m at the Prodigy Zone, Granby Zone, and Mineral Hill Zone.

•	Dafrey Resources Inc. (1985): 12 percussions drill holes at the Lone Pine Deposit and the Prodigy Zone.

•	Southern Cross Gold (1987): Eight diamond drill holes totaling 521 m at the Lone Pine Deposit and the Prodigy Zone.

•	Bard Ventures Ltd. (2007-2011): 77 diamond drill holes totaling 35,334 m at the Lone Pine Deposit, Prodigy Zone, Granby Zone, and Mineral Hill Zone.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Geology

The geology of Maestro consists mainly of Lower to Middle Jurassic volcanic and volcaniclastic rocks from the Hazelton Group and, to a lesser amount, Upper Jurassic sedimentary rocks from the Bowser Lake Group.  Both Groups are intruded by stocks and dikes belonging to the Late Cretaceous Bulkley and Tertiary Goosly suites. The Maestro Property covers three known precious and base metal mineralized zones, named Prodigy, Granby and Mineral Hill.  These zones are outbound of the Lone Pine Molybdenum Deposit which is internal to the property.

nT/m
High
Low
Mineralized Zones
Prodigy
Granby
Mineral Hill
Lone Pine Deposit
Property Outline

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Maestro Property 1st Vertical Derivative of Total Magnetic Intensity

During October 2021, the Company contracted Hardline Exploration Corp. (“HEC”) of Smithers, BC, to conduct a geochemical soil-sampling program on the Company’s 100%-owned Maestro Property. The 614-sample geochemical soil survey (100m x 100m grid) was implemented based on the extensive review and compilation of historical data and covered all three mineralized zones within the Maestro Property.

Area Covered by Grid Soil Sampling (dashed outline).

Analyses of 614 grid-based soil samples collected on the Maestro Property delineated several base metal and pathfinder element anomalies. Geochemical modeling of the soil sample results, and historical drill data shows distinctive metal zonation, indicative of a potentially large hydrothermal mineralizing system.

In 2023, Equity Exploration Consultants Ltd. was contracted by Quartz to conduct a detailed stream sediment sampling program, and reconnaissance surface mapping and prospecting review of key prospects at the Maestro project. The contemplated work was completed within the budget and timeframe; 53 silt samples and 12 rock samples were collected from prospective areas and were shipped to ALS Global in North Vancouver for geochemical analysis.

Reviewing the results showed that the Maestro property boasts indications for numerous robust mineral systems. The geochemical footprint of the Prodigy, Lone Pine, Mineral Hill and Granby mineralized centres is widespread approximately 1.5 km by 1.3 km across.

Initial results from one of the newly identified mineralized zones, Road Zone, corroborate historical samples with highly anomalous silver and widespread quartz veins. The Road Zone may host an underexplored opportunity for additional intrusion-related precious metal mineralization and should be followed up with surface geological, geochemical, and geophysical work.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Recent Work

Diamond Drilling at Prodigy Target

•	During late November and early December 2023, the Company completed 1,445 metres of core drilling in two holes at the Prodigy Au-Ag-Mo-Cu epithermal target on its Maestro Property, located 15 kilometres north of Houston, BC.

•	The Prodigy epithermal deposit target is hosted within an extensive porphyry-type mineral system and is thought by Management to have some geological similarities to that of the Blackwater-Davidson gold-silver deposit of Artemis Gold Inc., located near Vanderhoof, BC.

•	The drill program was completed by Apex Diamond Drilling Ltd. from nearby Smithers, and some 482 core samples were sent to and received by ALS Global in North Vancouver, BC, for analysis.

•	Results from Quartz’s first two drill holes at the Prodigy Zone showed that the second drill hole intersected a high-grade gold-silver lode deposit within multi-generation precious metal mineralization all hosted within a Mo-Cu porphyry environment. Core hole PR-23-02 intersected 102 m grading 2.22 g/t Au and 104 g/t Ag, including 12 m grading 1.23 g/t Au and 586 g/t Ag and 36 m of 5.73 g/t Au and 87 g/t Ag. Notably, green sericite alteration reminiscent of deposits such as Blackwater-Davidson, which is currently being placed into production, plays a significant role at Prodigy. The discovery is open in multiple directions and at depth, promising significant further potential.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

2023 Prodigy Drill Hole Assay Results from Drill Holes PR-23-02 and PR-23-01.

Prodigy is located 1km north of the Lone Pine Porphyry Molybdenum Deposit

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Maestro Project Area

Two Hole Scout Drill Program Discovers High Grade Gold-Silver Lode1 at Prodigy

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Hole PR-23-02 Intersects High Grade Gold-Silver Lodes Within an Extensive Precious Metals System

Immediately after the completion of the drilling program, a downhole geophysical survey was conducted over the discovery hole PR-23-02, to test the geophysical signature of the intercepted mineralization.

The second geophysical survey after the 2023 drilling program was carried out during October and November 2024. All newly and historically drilled areas of the Maestro Property were tested by approximately 30 line-kilometer of geophysical survey, to define the mineralization trend and provide delineation drill targets.

On April 09, 2025, the Company announced the commencement of a four-hole (totaling approximately 3,000m) diamond drill program at the Prodigy gold and silver discovery located on the Maestro Property. The initial focus of the drill program is to follow up the discovery with additional delineation drilling, aimed at expanding the known extent of the mineralized system.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Troy Property

Location and Access

The Troy property is situated in central British Columbia, approximately 170 km northeast of Smithers, BC. The property is not accessible by road; during the 2022 field season, crews accessed the property by helicopter from the Suskeena Lodge located on the Sustut River, around 70 kilometres northwest of the Property.

Property Description

The Troy Property was acquired by the Company by staking one claim in 2022 for its strong, open-ended copper geochemical signature reported in historical Assessment Reports. The Troy property covers the intersection of several main geological Terranes, Assemblages and Structures in the Cordillera. These rocks host several significant new deposit discoveries and past/current producing mines in the region. The Troy claim is currently in good standing until November 25, 2028.

Geology

The Troy Property is underlain by the Sitlika Assemblage, which is correlative with Kutcho Assemblage. The Kutcho Assemblage hosts the Kutcho copper-zinc-silver VMS deposit, located 260km to the northwest. The discovery of the Kutcho deposit was made by prospecting follow-up of geochemical anomalies from samples collected during a regional survey. A significant feature of VMS deposits from an exploration perspective is their tendency to occur in clusters.

The only known previous work on the Troy claim was a soil geochemical survey by a junior explorer during 2008. The Troy claim covers two targets identified by that historical geochemical survey.

The first was an 800-m long anomaly of high copper concentrations in stream bank soil samples. Planned follow-up prospecting and mapping of the anomalous creek was never completed. The second target was a multi-element geochemical soil anomaly, outlined at the southwest corner of the historical grid, open to the west and south.

In 2022, Quartz Mountain completed a grid-soil sampling program to extend the sampling area to the west and south. The 2022 widely spaced soil sampling program was designed to extend the sampling area to the west and southwest, where open-ended anomalous areas were identified by historical geochemical surveys.

There was no work done on the Troy property in 2023 and 2024.

Sale of Geological Data

On November 2, 2021, the Company entered into a binding Agreement with Torr Resources Corp. (“Torr”) whereby Torr agreed to purchase historical project data the Company had collected on the Galaxie Property for $150,000. The transaction was closed, and cash payment was received on December 10, 2021.

1.2.2 Financing

On September 8, 2023, the Company issued 500,000 common shares upon the exercise of 500,000 flow-through warrants at $0.20 for gross proceeds of flow-through funds of $100,000.

On September 28, 2023, the Company issued 500,000 common shares upon the exercise of 500,000 flow-through warrants at $0.20 for gross proceeds of flow-through funds of $100,000.

On October 30, 2023, the Company completed a private placement of 1,538,889 flow-through units at a price of $0.18 per unit for gross proceeds of $277,000. Each flow-through unit consists of one flow-through common share and one flow-through common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional flow-through common share at a price of $0.18 for a period of five years from the closing of the private placement. $15,389 of the proceeds was allocated to these warrants issued.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

On November 27, 2023, the Company issued 250,000 common shares upon the exercise of 250,000 flow-through warrants at $0.20 for gross proceeds of flow-through funds of $50,000.

On December 5, 2023, the Company issued 416,666 common shares upon the exercise of 416,666 flow-through warrants at $0.18 for gross proceeds of flow-through funds of $75,000, and $4,167 of the fair value previously allocated to these warrants was transferred to share capital.

On December 18, 2023, the Company issued 277,778 common shares upon the exercise of 277,778 flow-through warrants at $0.18 for gross proceeds of flow-through funds of $75,000, and $4,167 of the fair value previously allocated to these warrants was transferred to share capital.

On February 7, 2024, the Company issued 705,555 common shares upon the exercise of 705,555 flow-through warrants at $0.18 for gross proceeds of flow-through funds of $127,000, and $7,055 of the fair value previously allocated to these warrants was transferred to share capital.

On May 30, 2024, the Company issued 3,300,000 flow-through shares (“FT Shares”) at $0.35 per FT Share for gross proceeds of flow-through funds of $1,155,000 and 6,000,000 non-flow-through shares (“Non-FT Shares”) at $0.35 per Non-FT Share for gross proceeds of $2,100,000. A key new investor, the Sutton Group Inc., subscribed for 6,000,000 of the shares and became an insider of Quartz, and 3,300,000 FT Shares were issued to Robert Dickinson, a director of the Company.

On July 8, 2024, the Company issued 750,000 common shares upon the exercise of 750,000 flow-through warrants at $0.20 with gross proceeds of flow-through funds for $150,000.

On March 18, 2025, the Company completed a private placement of 1,700,000 flow-through units at a price of $0.42 per unit for gross proceeds of flow-through funds for $714,000. Each flow-through unit consists of one flow-through common share and one-half of one flow-through common share purchase warrant (a “FT Warrant”). Each FT Warrant entitles the holder to purchase one additional flow-through common share at a price of $0.60 for a period of one year from the date of issuance, and is subject to an accelerated exercise provision whereby if the Company’s common shares trade at $1.00 or higher for 10 consecutive trading days on the TSX Venture Exchange then the holder will have 30 days to exercise the Warrant.

On March 18, 2025, the Company completed a private placement of 8,300,000 units at a price of $0.42 per unit for gross proceeds of $3,486,000. Each unit consists of one common share and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional common share at a price of $0.60 for a period of one year from the date of issuance, and is subject to an accelerated exercise provision whereby if the Company’s common shares trade at $1.00 or higher for 10 consecutive trading days on the TSX Venture Exchange then the holder will have 30 days to exercise the Warrant.

1.3 Selected Annual Information

Not applicable.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

1.4 Summary of Quarterly Results

These amounts are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding.  Minor differences are due to rounding.

	Fiscal Quarter Ended
	Apr-30 2025	Jan-31 2025	Oct-31 2024	Jul-31 2024	Apr-30 2024	Jan-31 2024	Oct-31 2023	Jul-31 2023
Loss for the period	$(1,878)	$(350)	$(90)	$(1,675)	$(92)	$(533)	$(137)	$(80)
Basic loss per common share	$(0.03)	$(0.01)	$(0.00)	$(0.03)	$(0.00)	$(0.01)	$(0.00)	$(0.00)
Diluted loss per common share	$(0.03)	$(0.01)	$(0.00)	$(0.03)	$(0.00)	$(0.01)	$(0.00)	$(0.00)

1.5 Results of Operations and Financial Condition

The following financial data has been prepared in accordance with IFRS and are expressed in Canadian dollars unless otherwise stated.

1.5.1 Income (loss) for the three months ended April 30, 2025 (“2025 Q3”) vs. 2024 (“2024 Q3”)

The Company recorded loss from its operations of $1,878,615 during 2025 Q3 (2024 Q3 – $91,953). The loss incurred in 2025 Q3 was significantly higher compared to the loss incurred in 2024 Q3 due to the commencement of the delineation drilling program for the Maestro Project in British Columbia in late February 2025.

The total amount of exploration and evaluation expenditures incurred in the current 2025 Q3 was $1,444,233 (2024 Q3 – $24,186). The Company commenced its 1,445 metres of core drilling in two holes of its Maestro property and the Jake Properties in the last quarter of the year ended July 31, 2024. As such, the total costs of exploration and evaluation were significantly lower in 2024 Q3 compared with the current 2025 Q3.

1.5.2 (Loss) for the nine months ended April 30, 2025 (“2025 Q3 YTD) vs. 2024 (“2024 Q3 YTD”)

The main reasons for the key variances between 2025 Q3 YTD and 2024 Q3 YTD are the same as described in 1.5.1

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

The following table provides a breakdown of exploration and evaluation expenditures for the three and nine months ended April 30, 2025 and 2024:

	Three months ended April 30,		Nine months ended April 30,
	2025	2024	2025	2024
Exploration and evaluation	$1,444,233	$24,186	$1,673,823	$591,465
Assays and analysis	46,730	11,946	70,587	105,325
Drilling	995,017		995,017	290,678
Engineering		562		562
Environmental	2,539	331	2,539	331
Geological	136,350	32,669	297,965	142,325
Property costs and assessments		1,353	15,669	1,353
Site activities	246,540	(10,043)	271,723	39,295
Socioeconomic		(331)		2,330
Travel and accommodation	17,057	(12,301)	20,323	9,266

The following table provides a breakdown of general and administrative expenses and equity-settled share-based compensation incurred during the three and nine months ended April 30, 2025 and 2024:

	Three months ended April 30,		Nine months ended April 30,
	2025	2024	2025	2024
	140,759	66,130	321,823	186,888
Administrative fees	10,276	15,024	14,336	46,097
Conference and travel		705	246	705
Insurance	12,869	6,913	18,724	17,958
IT Services	8,400	6,600	25,200	12,600
Legal, accounting and audit	37,195	11,160	72,080	40,940
Office and miscellaneous	34,295	14,281	115,509	24,823
Regulatory, trust and filing	37,724	11,447	75,728	43,765

Equity-settled share-based compensation	317,602		380,695

The equity-settled share-based compensation incurred in the three and nine months ended April 30, 2025 was related to the two stock option grants to the consultants of the Company:

(1)	the amortization of the share-based compensation for the grant of 500,000 stock options issued on January 15, 2025 with an exercise price of $0.435 and the expiry date on January 15, 2030;

(2)	the recognition of the share based compensation for the grant of 500,000 stock option on April 24, 2025 with an exercise price of $0.77 and the expiry date on April 24, 2028.

1.6 Liquidity

The Company's primary source of funding is issuances of equity securities through private placements mainly to sophisticated investors and institutions. The Company's continuing operations entirely depend upon its ability to obtain equity financings required to complete exploration and development of its projects, existence of economically recoverable mineral reserves at its projects, its ability to acquire necessary permits to explore or mine, future profitable production of any mine, and proceeds from disposition of its mineral property interests. These material uncertainties are indicative of significant doubt as to the Company’s ability to continue as a going concern.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

As at April 30, 2025, the Company had an accumulated deficit of $34,391,498 (2024 – $30,398,292) and net working capital of $3,942,872 (2024 – $15,773).

The Company believes that its liquid assets as at April 30, 2025, are sufficient to meet its current obligations. The Company is actively managing its cash reserves and activities as necessary in order to ensure its ability to meet payments as they come due.

Additional debt or equity financing may be required to fund any future exploration or development programs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows.

Financial market conditions for junior exploration companies have resulted in very depressed equity prices. A further and continued deterioration in market conditions will increase the cost of obtaining capital and significantly limit the availability of funds to the Company in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on the Company’s business and reviewing discretionary spending, capital projects and operating expenditures, while implementing cash management strategies.

Table of Obligations and Commitments

The following obligations existed as at April 30, 2025:

	Total	Within 1 year	1-5 years
Amounts payable and other liabilities	$310,104	$310,104	$-
Due to related parties	10,863	10,863	-
Lease liability	13,361	13,361	-
Total	$334,328	$334,328	$-

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7 Capital Resources

The Company had no material commitments for capital expenditures as at April 30, 2025.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

As at April 30, 2025, there were no externally imposed capital requirements to which the Company was subject and with which the Company has not complied.

1.8 Off-Balance Sheet Arrangements

None.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

1.9 Transactions with Related Parties

Key management personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in note 7(a) of the accompanying condensed interim financial statements for the three and nine months ended April 30, 2025 and 2024.  These are also available at www.sedarplus.ca.

Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly‐owned subsidiary HDSI are private companies established by a group of mining professionals. HDSI provides services under contract for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company acquires services from a number of related and arms‐length contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s Chief Executive Officer and Corporate Secretary is an employee of HDSI and is contracted to work for the Company under an employee secondment agreement between the Company and HDSI and the Company’s Chairman is a principal of HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non‐exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full‐time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both mining and non-mining clients.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge‐out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third‐party costs on behalf of the Company. Such third-party costs include, for example, information technology expenses. Third party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The details of transactions with HDSI and the balance due to HDSI as a result of such transactions are provided in the Financial Statements.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed material assets or business acquisitions or dispositions before the Board of Directors for consideration.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

1.12 Critical Accounting Estimates

Not required. The Company is a Venture Issuer.

1.13 Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in note 2 of the accompanying audited consolidated financial statements as at and for the year ended July 31, 2024, publicly available on Sedarplus at www.sedarplus.ca.

1.14 Financial Instruments and Risk Management

The carrying amounts of cash, amounts receivable, accounts payable and other liabilities, and balances due to a related party, approximate their fair values due to their short-term nature.

1.15 Other MD&A Requirements

1.15.1  Additional Disclosure for Venture Issuers without Significant Revenue

(a)	exploration and evaluation assets or expenditures	The required disclosure is presented in Section 1.5 of this MD&A.
(b)	expensed research and development costs	Not applicable
(c)	intangible assets arising from development	Not applicable
(d)	general and administration expenses	The required disclosure is presented in Section 1.5 of this MD&A.
(e)	any material costs, whether expensed or recognized as assets, not referred to in paragraphs (a) through (d)	None

1.15.2  Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A:

Number
Common shares	68,898,030
Options	5,200,000
Warrants	5,888,889

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

1.15.3 Internal Controls over Financial Reporting Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of April 30, 2025. In making the assessment, it used the criteria set forth in the Internal Control‐Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on their assessment, management has concluded that, as April 30, 2025, the Company's internal control over financial reporting was effective based on those criteria.

1.15.4 Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

1.15.5 Limitations of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

1.16 Risk Factors

The risk factors associated with the principal business of the Company are discussed below. The Company currently holds several mineral claims at early stage. The Company is subject to the highly speculative nature of the resources industry characterized by the requirement for large capital investments from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks, including currency, political, social, permitting and legal risk. An investor should carefully consider the risks described below and the other information that Quartz Mountain furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in Quartz Mountain's common shares, and should not consider an investment in Quartz Mountain unless the investor is capable of sustaining an economic loss of the entire investment. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Going Concern Assumption

The Company's financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has a negative working capital position, and has incurred losses since inception. Failure to continue as a going concern would require that Quartz Mountain's assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

Additional Funding Requirements

Further development of the Company's continued operations will require additional capital. The Company currently does not have sufficient funds to explore the properties it holds. It is possible that the financing required by the Company will not be available, or, if available, will not be available on acceptable terms. If the Company does issue treasury shares to finance its operations or expansion plans, shareholders will suffer dilution of their investment and control of the Company may change. If adequate funds are not available, or are not available on acceptable terms, the Company will not be able to remain in business. In addition, a positive production decision at any of the Company's current projects or any other development projects acquired in the future will require significant resources and funding for project engineering and construction. Accordingly, any development of the Company's properties depends upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing, or disposition of its current projects, or other means. There is no assurance that the Company will be successful in obtaining financing for these or other purposes, including for general working capital.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of mining operations or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire, are added. The amounts and timing of expenditures will depend on:

•	the progress of ongoing exploration and development;

•	the results of consultants' analyses and recommendations;

•	the rate at which operating losses are incurred;

•	the execution of any joint venture agreements with strategic partners; and

•	the acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances, or any other properties the Company may acquire, enter into commercial production and generate sufficient revenues to fund its continuing operations.

The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Exploration, Development and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not reduce, including among other things, unsuccessful efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely upon consultants and others for exploration, development, construction, and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Permits and Licenses

If the Company acquires a new mineral property(ies), its operations would require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits which may be required to carry out exploration and development for the Company’s Projects.

Changes in Local Legislation or Regulation

Any mining and processing operations that may be acquired and any exploration activities that might be conducted would be subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company's ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company's activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company's operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension, or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances.

Environmental Matters

All of the operations that the Company might acquire would be subject to environmental regulations, which can make operations expensive or prohibit them altogether. The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development, and production. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest, which are unknown to the Company at present and have been caused by previous or existing owners or operators of the Company's projects. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties, or the requirement to remedy environmental pollution, which would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it could be required to suspend operations or undertake interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. There is also a risk that the environmental laws and regulations may become more onerous, making the Company's operations more expensive. Many of the environmental laws and regulations will require the Company to obtain permits for its activities. The Company will be required to update and review its permits from time to time, and may be subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations, and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

Groups Opposed to Mining May Interfere with the Company's Efforts to Explore and Develop its Properties

Organizations opposed to mining may be active in the regions in which the Company conducts its exploration activities. Although the Company intends to comply with all environmental laws and maintain good relations with local communities, there is still the possibility that those opposed to mining will attempt to interfere with the development of any property(ies) the Company might acquire. Such interference could have an impact on the Company's ability to explore and develop its properties in a manner that is most efficient or appropriate, or at all, and any such impact could have a material adverse effect on the Company's financial condition and the results of its operations.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry or the economy as a whole, may have a significant adverse impact on the market price of the securities of the Company.

The stock market has from time-to-time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies, joint venture partners, or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where the directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors’ and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

General Economic Conditions

Global financial markets have experienced a sharp increase in volatility during the last few years. Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of the Company's shares.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

Reliance on Key Personnel

The Company is dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

There can be no assurance that the Company will be able to attract, train, or retain qualified personnel in the future, which would adversely affect its business.

Competition

The resources industry is highly competitive in all its phases, and the Company will compete with other mining companies, many of which have greater financial, technical, and other resources. Competition in the mining industry is primarily for attractive mineral rich properties capable of being developed and producing economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine certain minerals, but also conduct production and marketing operations on a worldwide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop any property(ies) the Company might acquire. The Company's inability to compete with other mining companies for these resources could have a materially adverse effect on the Company's results of operation and its business.

Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems include the IT systems of HDSI who provides technical, management and administrative services to the Company under the Services Agreement. These IT systems are used by us to store sensitive data in the ordinary course of our business, including personal information of our employees, as well as proprietary and confidential business information relating to ourselves and in some cases, our service providers, investors and other stakeholders. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures and to address the threat of attacks. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. There is a risk that the Company or HDSI may be subject to cyber-attacks or other information security breaches which could result in material loss to the Company and could severely damage our reputation, compromise our IT systems and result in a loss or escape of sensitive information, a misappropriation of assets or incidents of fraud, disrupt our normal operations, and cause us to incur additional time and expense to remediate and improve our information systems. While we employ security measures in respect of our information and data, we cannot be certain that we will be successful in securing this information and data and there may be instances where we are exposed to malware, cyber-attacks or other unauthorized access or use of our information and data. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature and sophistication of these cyber-attacks and potential security breaches. In addition, the Company is dependent on the efforts of HDSI to mitigate its IT systems from cyber-attacks and other information breaches. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority but may not ultimately defeat all potential attacks. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025

The Company may enter into agreements with Indigenous groups, inclusive of First Nations, in relation to its current and future exploration activities, and any potential future production, which could impact any expected earnings.

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

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